

March 8, 2011

Masahito Yamamura
Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation
1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan

> **Re:** **Panasonic Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2010**
> **Filed June 30, 2010**
> **File No. 1-06784**
> **Response Letter Dated February 28, 2011**

Dear Mr. Yamamura:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. Please refer to comment 1 in our letter dated January 19, 2011. Describe to us your past, current, and any anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, joint ventures, distributors, independent agents, or other direct or indirect arrangements, since your letters to us dated October 5, 2006 and November 22, 2006. Your response should describe any goods, services, technology, information, or support that you have provided into Cuba, Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by them.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance